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MARTIN NUSSBAUM
martin.nussbaum@dechert.com +1 212 698 3596 Direct +1 212 698 0496 Fax

September 23, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

Washington, D.C. 20549-3628

Attn:	Perry J. Hindin

Special Counsel

Office of Mergers and Acquisitions

Re:	Monster Worldwide, Inc.

Schedule 14D-9

Filed September 6, 2016

File No. 005-49641

Dear Mr. Hindin:

On behalf of Monster Worldwide, Inc. (the “Company”), we are today transmitting for filing Amendment No. 3 (the “Amendment”) to the Schedule 14D-9 (the “Schedule 14D-9”) originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on September 6, 2016.

The Amendment is being filed in response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) by letter dated September 14, 2016 with respect to the Schedule 14D-9 (the “Comments”). For the Staff’s convenience, the Staff’s Comments are set forth below and the Company’s response to each Comment is set forth immediately below each numbered Comment.

Schedule 14D-9 – Background of the Merger Agreement, page 14

1. We note the disclosure on page 22 indicating that on August 1, 2016, Monster provided to Randstad certain non-public projected financial data relating to Monster for the third and fourth quarter. Please advise if these projections were different than the Forecasts disclosed on page 41. If they were different, please advise what consideration the Company has given to disclosing these projections.

U.S. Securities and Exchange Commission Attn: Perry J. Hindin September 23, 2016 Page 2

Response to Comment #1:

The Company notes that the certain non-public projected financial data relating to Monster for the third and fourth quarter 2016 provided to Randstad on August 1, 2016 contained forecasts for Revenue and Adjusted EBITDA for the third and fourth quarters of 2016, along with FY2016 forecasts, which match those disclosed in the Forecasts on page 41. The Company notes that the Company’s first and second quarter 2016 financial results have been publicly disclosed in the Company’s earnings releases, and the FY2016 forecasts are disclosed on page 41. Because investors may determine the forecasts for the third and fourth quarters in the aggregate from the Company’s existing disclosures, the Company concluded that the disclosure of each of the third and fourth quarter forecasts provided to Randstad would not provide additional meaningful information to investors. However, in response to the Staff’s comment, the Company has added disclosure of the forecasted revenue and Adjusted EBITDA for the third and fourth quarters of 2016 that had been provided to Randstad on August 1, 2016.

Schedule 14D-9 – Certain Forecasts, page 40

2. We note that the Company has included non-GAAP financial measures in its Forecasts. Please revise to provide the disclosure required by Rule 100 of Regulation G. For guidance, refer to Question 101.01 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

Response to Comment #2:

In response to the Staff’s comment, the Company has revised the disclosure beginning on page 3 of the Amendment to include a reconciliation of the non-GAAP financial measures included in the Forecasts to the most directly comparable GAAP measures. The Company has reconciled Adjusted EBITDA and Unlevered Free Cash Flow to Operating Income (Loss) because the Forecasts were not developed from Net Income, no forecasts for Net Income exist and Net Income was not used in Evercore’s analysis.

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If you have any questions or if you require additional information, please do not hesitate to contact me at (212) 698-3596.

U.S. Securities and Exchange Commission Attn: Perry J. Hindin September 23, 2016 Page 3

Sincerely,

/s/ Martin Nussbaum

Martin Nussbaum

CC:	Michael C. Miller
Derek M. Winokur